Exhibit 99.1

Contact:		Fresenius Medical Care AG & Co. KGaA
Oliver Maier		Else-Kröner-Str.1
Phone:	+ 49 6172 609 2601	61352 Bad Homburg
Fax:	+ 49 6172 609 2301	Germany
www.fmc-ag.com
North America:
Terry L. Morris
Phone:	+ 1 800 948 2538
Fax:	+ 1 615 345 5605

E-mail: ir@fmc-ag.com		August 2, 2011

Investor News

Fresenius Medical Care Reports Strong Second Quarter and Half Year Results; c onfirms Outlook for 2011 and plans to acquire Liberty Dialysis as well as American Access Care

2nd Quarter 2011 Summary:

Net revenue	$3,194 million	+8%
Operating income (EBIT)	$510 million	+9%
Net income attributable to Fresenius Medical Care AG & Co. KGaA	$261 million	+5%
Earnings per share	$0.86	+4%

First Half 2011 Summary:

Net revenue	$6,230 million	+7%
Operating income (EBIT)	$955 million	+7%
Net income attributable to Fresenius Medical Care AG & Co. KGaA	$481 million	+5%
Earnings per share	$1.59	+4%

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Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the company” or “Fresenius Medical Care”; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, today announced its results for the second quarter and first half of 2011.

2nd Quarter 2011:

Revenue

Net revenue for the second quarter of 2011 increased by 8% to $3,194 million (+5% at constant currency) compared to the second quarter of 2010. Organic revenue growth worldwide was 3%. Dialysis services revenue grew by 6% to $2,362 million (+4% at constant currency) and dialysis product revenue increased by 15% to $832 million (+7% at constant currency).

North America revenue for the second quarter of 2011  was at the same level as the corresponding quarter last year at $2,027 million including the impact of the new Medicare end-stage renal disease prospective payment system in the United States. Dialysis services revenue grew by 1% to $1,828 million with a same market growth of 3%. Average revenue per treatment for U.S. clinics decreased to $348 in the second quarter of 2011 compared to $356 for the corresponding quarter in 2010 reflecting the targeted implementation of the new prospective payment system. Dialysis product revenue decreased by 5% to $199 million, as increased sales of dialysis products could not entirely offset lower pricing of renal drugs.

International revenue increased by 26% to $1,163 million (+15% at constant currency). Organic revenue growth was 8%. Dialysis services revenue increased by 31% to $534 million (+20% at constant currency). Dialysis product revenue increased by 23% to $629 million and increased by 11% at constant currency, mainly driven by higher sales of peritoneal dialysis products, dialyzers, products for acute care treatments and dialysis machines.

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Earnings

Operating income (EBIT) for the second quarter of 2011 increased by 9% to $510 million compared to $467 million in the second quarter of 2010. This resulted in an operating margin of 16.0% for the second quarter of 2011 compared to 15.8% for the corresponding quarter in 2010.

In North America the operating margin increased from 16.4% in the second quarter of 2010 to 17.2% in the second quarter of 2011. This increase was mainly favorably influenced by the development of pharmaceutical costs and higher income from the joint venture with Vifor Pharma. Average costs per treatment for U.S. clinics decreased to $283 in the second quarter of 2011 compared to $292 for the corresponding quarter in 2010.

In the International segment, the operating margin decreased from 18.8% to 17.5% mainly due to unfavorable currency effects.

Net interest expense for the second quarter of 2011 was $75 million compared to $68 million in the second quarter of 2010. This development was mainly attributable to a higher debt level.

Income tax expense was $149 million for the second quarter of 2011 compared to $129 million in the second quarter of 2010. The effective tax rate increased to 34.2% from 32.4% mainly as a result of the positive effect in the second quarter of 2010 of the release of a $10 million valuation allowance.

Net income attributable to Fresenius Medical Care AG & Co. KGaA for the second quarter of 2011 was $261 million, an increase of 5% compared to the corresponding quarter of 2010 . Net income increased by  10% if adjusted by the positive tax effect in the second quarter of 2010.

Earnings per share (EPS) for the second quarter of 2011 rose by 4% to $0.86 per ordinary share compared to $0.83 for the second quarter of 2010. The weighted average number of shares outstanding for the second quarter of 2011 was approximately 302.5 million shares compared to 300.0 million shares for the second quarter of 2010. The increase in shares outstanding resulted from stock option exercises in the past 12 months.

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Cash flow

In the second quarter of 2011, the company generated $311 million in cash from operations,  accomplishing the targeted  10% of revenue. The cash flow generation was supported by increased earnings and negatively influenced by an unfavorable development of days sales outstanding (DSO) and raised inventory levels.

A total of $117 million in cash  was spent for capital expenditures, net of disposals. Free cash flow before acquisitions was $194 million compared to $175 million in the second quarter of 2010. A total of $784 million in cash was spent for acquisitions and investments, net of divestitures.

Free cash flow after acquisitions, investments and divestitures was -$590 million, compared to -$26 million in the second quarter of 2010 . This reflects the cash outflow related to the closing of the acquisition of Euromedic´s dialysis service business.

First Half 2011:

Revenue and Earnings

Net revenue for the first half of 2011 increased by 7% to $6,230 million (+5% at constant currencies) compared to the first half of 2010. Organic revenue growth was 3% in the first half of 2011.

Operating income (EBIT) for the first half of 2011 increased by 7% to $955 million compared to $892 million in the first half of 2010. The operating income margin remained constant at 15.3% for the first half of 2011 as compared to the same period in 2010.

Net interest expense for the first half of 2011 was $146 million compared to $135 million in the same period of 2010.

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Income tax expense was for the half of 2011 $273 million compared to $257 million in the same period in 2010, reflecting effective tax rates of 33.8% and 33.9%, respectively.

For the first half of 2011, net income attributable to Fresenius Medical Care AG & Co. KGaA was $481 million, up by 5% from the first half of 2010.

In the first half of 2011, earnings per ordinary share rose by 4% to $1.59. The weighted average number of shares outstanding during the first half of 2011 was approximately 302.4 million.

Cash Flow

Cash from operations during the first half of 2011 was $487 million compared to $643 million for the same period in 2010, representing approximately 8% of revenue.

A total of $231 million in cash  was spent for capital expenditures, net of disposals. Free cash flow before acquisitions for the first  half of 2011 was $256 million compared to $425 million in the same period in 2010. A total of $1,122 million in cash was spent for acquisitions, net of divestitures. Free cash flow after acquisitions and divestitures was -$866 million compared to $142 million in the first half of last year.

Please refer to the attachments for a complete overview on the second quarter and first half of 2011 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

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Patients – Clinics – Treatments

As of June 30, 2011, Fresenius Medical Care treated 225,909 patients worldwide, which represents a 12% increase compared to the previous year’s figure. North America provided dialysis treatments for 139,906 patients, an increase of 4%. Including 23 clinics managed by Fresenius Medical Care North America, the number of patients in North America was 141,420. The International segment  provided dialysis treatments to  86,003 patients, an increase of 28% over the prior year’s figure.

As of June 30, 2011, the company operated a total of 2,838 clinics worldwide, which represents a 10% increase compared to the previous year’s figure. The number of clinics is comprised of 1,826 clinics in North America (1,849 including managed clinics), and 1,012 clinics in the International segment, representing an increase of 2% and 26%, respectively.

During the first half of 2011, Fresenius Medical Care delivered approximately 16.56 million dialysis treatments worldwide. This represents an increase of 9% compared to last year’s figure. North America accounted for 10.62 million treatments, an increase of 4%. The International segment delivered 5.94 million treatments, an increase of 18%.

Employees

As of June 30, 2011, Fresenius Medical Care had 77,081 employees (full-time equivalents) worldwide compared to 73,452 employees at the end of 2010. This increase of more than 3,600 employees is due to overall growth in the company’s business and acquisitions.

Debt/EBITDA ratio

The ratio of debt to Earnings before interest, taxes, depreciation and amortization (EBITDA) increased from 2.46 at the end of the second quarter of 2010 to 2.77 at the end of the second quarter of 2011. The debt/EBITDA ratio at the end of 2010 was 2.38.

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Rating

Standard & Poor’s Ratings Services rates the company’s corporate credit as ‘BB’ with a ‘positive’ outlook. Moody’s rates the company’s corporate credit as ‘Ba1’ with a ‘stable’ outlook, and Fitch rates the company’s corporate credit as ‘BB’ with a ‘positive’ outlook. For further information on Fresenius Medical Care’s credit ratings, maturity profiles and credit instruments, please visit our website at www.fmc-ag.com / Investor Relations / Credit Relations.

Acquisition of Euromedic’s dialysis service business completed

On July 1, 2011, Fresenius Medical Care announced that it has completed the acquisition of Euromedic’s dialysis service business effective June 30, 2011. This follows final regulatory approvals by the relevant antitrust authorities except Portugal, where the review by the relevant antitrust authority is still ongoing.

Acquisition of Liberty Dialysis Holdings, Inc.

Fresenius Medical Care has executed a merger agreement with Liberty Dialysis Holdings, Inc., the holding company for Liberty Dialysis and Renal Advantage. The investment, including assumed debt, will be approximately $1.7 billion. In addition, Fresenius Medical Care previously invested approximately $300 million in Renal Advantage. The merger is subject to clearance under the Hart–Scott–Rodino Antitrust Improvements Act and is expected to close in early 2012. Liberty Dialysis Holdings, Inc. has annual sales of approximately $1 billion and operates approximately 260 dialysis clinics. Fresenius Medical Care anticipates that facilities may need to be divested to secure regulatory clearance of the transaction. The transaction will be financed from cash flow from operations and debt and is expected to be accretive to earnings in the first year after closing of the transaction.

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Rice Powell, chief executive officer of Fresenius Medical Care North America and deputy chairman of Fresenius Medical Care, commented: “We are very pleased with this agreement. Both companies, Liberty Dialysis and Fresenius Medical Care, have three key assets in common: a strong commitment to continuous quality improvement, dedicated and highly-motivated staff and excellent physician partners .”

Mark Caputo, chief executive officer and president of Liberty Dialysis Holdings, Inc, commented: “This combination  of Liberty’s model of integrating physicians into the clinical and operational management of the facilities with Fresenius Medical Care’s focus on technology and experience with integrated delivery systems clearly gives us an opportunity to create a superior platform for innovation in the delivery of services and products and will further enhance the lives of patients entrusted to our care and reduce costs for the healthcare system.”

Acquisition of American Access Care

Fresenius Medical Care has executed an agreement to acquire the U.S. based company American Access Care Holdings, LLC (AAC) for $385 million . AAC operates 28 freestanding out-patient primarily dedicated to serving vascular access needs of dialysis patients.  Fresenius Medical Care currently operates 13 vascular access centers. The transaction is subject to clearance under the Hart–Scott–Rodino Antitrust Improvements Act and is expected to close in the fourth quarter of 2011. On completion, the acquired operations would add approximately $175 million in annual revenue and are expected to be accretive to earnings in the first year after closing of the transaction. The transaction will be financed from cash flow from operations debt.

The acquisition enables Fresenius Medical Care to achieve critical mass in its vascular access business and has strategic importance by virtue of the scale, resources and operational efficiency it brings to its vascular access operations, particularly when considering the U.S. Government’s proposal to include the type of access and the frequency of access-related infections within the quality outcome component of the dialysis bundled reimbursement by system 2014.

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Sales and earnings outlook for 2011 confirmed

For the full year 2011, the company confirms its sales and earnings outlook.

Revenue is expected to grow to above $13 billion.

Net income attributable to Fresenius Medical Care AG & Co. KGaA is expected to be between $1.070 billion and $1.090 billion.

For 2011, the company expects to spend around 5% of revenue on capital expenditures and approximately $1.9 billion on acquisitions. Previously the company expected to spend approximately $1.2 billion on acquisitions. The debt/EBITDA ratio is expected to be below 3.0 by the end of 2011 (previously below or equal to 2.8).

“Thanks to a consistent focus on quality, sustainable growth and expense control, we have maintained a strong operational performance this second quarter. We are particularly pleased with the success of our international region, given a persistently challenging business environment with the current debt crisis worldwide and the successful expansion of our clinic network in Asia Pacific and Europe. North America continued to improve its operating margin and successfully cope with the challenges of the ongoing implementation of the new Medicare end-stage renal disease prospective payment system”, said Dr. Ben Lipps, chief executive officer of Fresenius Medical Care. “Our acquisitions of Liberty Dialysis and American Access Care in the U.S. are important steps in our strategy of expanding our service network to achieve excellent patient care in a more cost effective integrated model.”

Conference call

Fresenius Medical Care will hold a conference call to discuss the results of the second quarter and first half of 2011 on Tuesday, August 2, 2011, at 3:30 p.m. CEDT / 9:30 a.m. EDT. The company invites investors to view the live webcast of the call at the company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the call.

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About Fresenius Medical Care
Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2 million individuals worldwide. Through its network of 2,838 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 225,909 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

Disclaimer
This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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Fresenius Medical Care
Statement of Earnings	Three months ended June 30,			Six months ended June 30,
(in US-$ thousands, except share data)	2011	2010	Change	2011	2010	Change
(unaudited)

Net revenue
Dialysis care	2,361,563	2,224,321	6.2%	4,646,879	4,395,105	5.7%
Dialysis products	832,489	721,878	15.3%	1,583,561	1,433,223	10.5%
Total net revenue	3,194,052	2,946,199	8.4%	6,230,440	5,828,328	6.9%

Cost of revenue	2,072,125	1,934,591	7.1%	4,073,414	3,852,428	5.7%
Gross profit	1,121,927	1,011,608	10.9%	2,157,026	1,975,900	9.2%
Selling, general and administrative	594,480	525,584	13.1%	1,165,928	1,043,321	11.8%
Research and development	26,783	21,373	25.3%	52,932	44,462	19.0%
Income from equity method investees	(8,880)	(1,914)	364.0%	(16,462)	(3,627)	353.9%
Operating income (EBIT)	509,544	466,565	9.2%	954,628	891,744	7.1%

Interest income	(15,579)	(8,244)	89.0%	(26,000)	(14,083)	84.6%
Interest expense	90,183	76,468	17.9%	172,169	149,732	15.0%
Interest expense, net	74,604	68,224	9.4%	146,169	135,649	7.8%
Income before taxes	434,940	398,341	9.2%	808,459	756,095	6.9%
Income tax expense	148,856	129,075	15.3%	273,260	256,603	6.5%
Net income	286,084	269,266	6.2%	535,199	499,492	7.1%
Less: Net income attributable to Noncontrolling interest	25,323	20,997	20.6%	53,737	40,107	34.0%
Net income attributable to FMC AG & Co. KGaA	260,761	248,269	5.0%	481,462	459,385	4.8%

Operating income (EBIT)	509,544	466,565	9.2%	954,628	891,744	7.1%
Depreciation and amortization	136,289	120,907	12.7%	272,273	245,365	11.0%
EBITDA	645,833	587,472	9.9%	1,226,901	1,137,109	7.9%

Total bad debt expenses	57,435	55,426		110,119	115,697

Earnings per ordinary share	$0.86	$0.83	4.2%	$1.59	$1.53	3.9%
Earnings per ordinary ADS	$0.86	$0.83	4.2%	$1.59	$1.53	3.9%

Weighted average number of shares
Ordinary shares	298,559,749	296,104,554		298,427,098	295,926,583
Preference shares	3,958,515	3,899,075		3,957,978	3,894,560

In percent of revenue
Cost of revenue	64.9%	65.7%		65.4%	66.1%
Gross profit	35.1%	34.3%		34.6%	33.9%
Selling, general and administrative	18.6%	17.8%		18.7%	17.9%
Research and development	0.8%	0.7%		0.8%	0.8%
Income from equity method investees	-0.3%	-0.1%		-0.3%	-0.1%
Operating income (EBIT)	16.0%	15.8%		15.3%	15.3%
Interest expense, net	2.3%	2.3%		2.3%	2.3%
Income before taxes	13.6%	13.5%		13.0%	13.0%
Income tax expense	4.7%	4.4%		4.4%	4.4%
Net income attributable to Noncontrolling interest	0.8%	0.7%		0.9%	0.7%
Net income attributable to FMC AG & Co. KGaA	8.2%	8.4%		7.7%	7.9%

EBITDA	20.2%	19.9%		19.7%	19.5%

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Fresenius Medical Care
Segment and Other Information	Three months ended June 30,			Six months ended June 30,
(in US-$ million)	2011	2010	Change	2011	2010	Change
(unaudited)

Net revenue
North America	2,027	2,027	0.0%	4,005	3,986	0.5%
International	1,163	919	26.4%	2,217	1,842	20.4%
Corporate	4	—	4,405.6%	8	—	2,492.3%
Total net revenue	3,194	2,946	8.4%	6,230	5,828	6.9%

Operating income (EBIT)
North America	348	332	4.9%	661	640	3.2%
International	203	173	17.4%	374	324	15.5%
Corporate	(41)	(38)	8.9%	(80)	(72)	10.8%
Total operating income (EBIT)	510	467	9.2%	955	892	7.1%

Operating income in percent of revenue
North America	17.2%	16.4%		16.5%	16.1%
International	17.5%	18.8%		16.9%	17.6%
Total	16.0%	15.8%		15.3%	15.3%

Employees
Full-time equivalents				77,081	70,096

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Fresenius Medical Care
Reconciliation of non US-GAAP
financial measures to the most directly
comparable US-GAAP financial measures	Three months ended June 30,		Six months ended June 30,
(in US-$ million)	2011	2010	2011	2010
(unaudited)

Segment information North America
Net revenue	2,027	2,027
Costs of revenue and research and development	1,321	1,349
Selling, general and administrative	367	348
Income from equity method investees	(9)	(2)
Costs of revenue and operating expenses	1,679	1,695
Operating income (EBIT)	348	332
In percent of revenue	17.2%	16.4%

Dialysis products revenue incl. and excl. internal sales
North America
Dialysis products revenue incl. internal sales	394	390
Less internal sales	(195)	(180)
Dialysis products external sales	199	210
International
Dialysis products revenue incl. internal sales	728	594
Less internal sales	(99)	(82)
Dialysis products external sales	629	512
Reconciliation of cash flow from operating activities to EBITDA 1)

Total EBITDA			1,227	1,137
Interest expense, net			(146)	(135)
Income tax expense			(273)	(257)
Change in working capital and other non cash items			(320)	(102)
Net cash provided by operating activities			487	643

Annualized EBITDA
Operating income (EBIT) last twelve months			1,987	1,834
Depreciation and amortization last twelve months			530	487
Non cash charges			50	49
Annualized EBITDA			2,567	2,370

1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

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Fresenius Medical Care	June 30,	December 31,
Balance Sheet	(unaudited)	(audited)
(in US-$ million)	2011	2010

Assets
Current assets	5,822	5,153
Intangible assets	9,599	8,833
Other non-current assets	3,632	3,109
Total assets	19,053	17,095

Liabilities and equity
Current liabilities	3,618	3,790
Long-term liabilities	7,207	5,501
Noncontrolling interest subject to put provisions	307	280
Total equity	7,921	7,524
Total liabilities and equity	19,053	17,095

Equity/assets ratio:	42%	44%

Debt
Short-term borrowings	761	671
Short-term borrowings from related parties	161	10
Current portion of long-term debt and capital lease obligations	231	264
Trust Preferred Securities	—	625
Long-term debt and capital lease obligations, less current portion	5,961	4,310
Total debt	7,114	5,880

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Fresenius Medical Care
Cash Flow Statement
Six months ended June 30,	2011	2010
(in US-$ million)
(unaudited)

Operating activities
Net income	535	499
Depreciation / amortization	272	246
Change in working capital and other non cash items	(320)	(102)
Cash Flow from operating activities	487	643

Investing activities
Purchases of property, plant and equipment	(238)	(227)
Proceeds from sale of property, plant and equipment	7	9
Capital expenditures, net	(231)	(218)
Free Cash Flow	256	425

Acquisitions and investments, net of cash acquired and net purchases of intangible assets	(1,122)	(158)
Proceeds from divestitures	—	8
Acquisitions, net of divestitures	(1,122)	(150)
Free Cash Flow after investing activities	(866)	275
Investments, net of repayments	—	(133)
Free Cash Flow after investing activities	(866)	142

Financing activities
Change in accounts receivable securitization program	130	86
Change in intercompany debt	146	—
Change in other debt	1,419	341
Proceeds from exercise of stock options	32	28
Redemption of Trust Preferred Securities	(654)	—
Distributions to noncontrolling interest	(62)	(68)
Contributions from noncontrolling interest	12	15
Dividends paid	(281)	(232)
Cash Flow from financing activities	742	170

Effects of exchange rates on cash	50	(40)
Net increase (decrease) in cash	(74)	272

Cash at beginning of period	523	301
Cash at end of period	449	573

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Fresenius Medical Care
Quarterly Performance Scorecard - Revenue
Three months ended June 30,	2011	cc	2010	cc
(in US-$ thousands, except per-treatment revenue)
(unaudited)

North America
Net revenue	2,027,419		2,026,582
Growth year-over-year	0.0%		8.0%

Dialysis Care	1,827,944		1,817,266
Growth year-over-year	0.6%		8.3%
U.S. per treatment	348		356
Per treatment	340		349
Sequential growth	-0.1%		0.2%
Growth year-over-year	-2.4%		3.2%

Dialysis Products
incl. internal sales	394,413		389,547
Growth year-over-year	1.2%		8.3%
External sales	199,475		209,316
Growth year-over-year	-4.7%		5.1%

International
Net revenue	1,162,448		919,524
Growth year-over-year	26.4%	14.8%	3.7%	4.6%

Dialysis Care	533,618		407,055
Growth year-over-year	31.1%	19.6%	8.0%	8.6%
Per treatment	178	162	159	160
Sequential growth	3.5%		-4.2%
Growth year-over-year	11.7%	1.9%	0.0%	0.5%

Dialysis Products
incl. internal sales	728,130		593,794
Growth year-over-year	22.6%	10.9%	2.0%	3.1%
External sales	628,830		512,469
Growth year-over-year	22.7%	10.9%	0.4%	1.7%

cc = at constant exchange rates

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Fresenius Medical Care
Quarterly Performance Scorecard - Dialysis Care Volume
Three months ended June 30,	2011	2010
(unaudited)

North America
Number of treatments	5,379,508	5,189,159
Treatments per day	68,968	66,528
Per day sequential growth	1.3%	1.8%
Per day year-over-year growth	3.7%	4.9%
Same market growth year-over-year	3.2%	4.2%

International
Number of treatments	3,004,965	2,560,425
Same market growth year-over-year	5.2%	4.4%

Fresenius Medical Care
Quarterly Performance Scorecard - Expenses
Three months ended June 30,	2011	2010
(unaudited)

North America
Costs of revenue and operating expenses and income from equity method investees
In percent of revenue	82.8%	83.6%
Selling, general and administrative
In percent of revenue	18.1%	17.2%
Bad debt expenses
In percent of revenue	2.8%	2.7%
Dialysis care operating expenses/treatment (in US-$)	277	287
Sequential growth	-2.0%	-0.9%
Growth year-over-year	-3.5%	0.9%
U.S. Dialysis Care operating expenses/treatment (in US-$)	283	292
Sequential growth	-1.9%	-0.9%
Growth year-over-year	-3.3%	1.1%

Total Group
Costs of revenue and operating expenses and income from equity method investees
In percent of revenue	84.0%	84.2%
Selling, general and administrative
In percent of revenue	18.6%	17.8%
Effective tax rate	34.2%	32.4%

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Fresenius Medical Care
Quarterly Performance Scorecard - Cash Flow/Investing Activities
Three months ended June 30,	2011	2010
(in US-$ thousands, except number of de novos)
(unaudited)

Total Group
Operating Cash Flow	311,244	294,375
In percent of revenue	9.7%	10.0%

Free Cash Flow before acquisitions	194,108	175,363
In percent of revenue	6.1%	6.0%

Acquisitions and Investments, net of divestitures	783,666	201,802

Capital expenditures, net	117,136	119,012
In percent of revenue	3.7%	4.0%

Maintenance	66,615	68,856
In percent of revenue	2.1%	2.3%

Growth	50,521	50,156
In percent of revenue	1.6%	1.7%

Number of de novos	7	27
North America	4	20
International	3	7

Fresenius Medical Care
Quarterly Performance Scorecard - Balance Sheet
June 30,	2011	2010
(unaudited)

Total Group
Debt (in US-$ million)	7,114	5,827
Debt/EBITDA	2.8	2.5

North America
Days sales outstanding	59	51

International
Days sales outstanding	121	113

Fresenius Medical Care AG & Co. KGaA, August 2, 2011	18 of 19

Fresenius Medical Care
Quarterly Performance Scorecard
Three months ended June 30,	2011	2010

Clinical Performance
North America (U.S.)
Single Pool Kt/v > 1.2	97%	97%
Hemoglobin = 10-12g/dl	75%	68%
Hemoglobin = 10-13g/dl	89%	88%
Calcium = 8.4-10.2mg/dl	79%	79%
Albumin >= 3.5 g/dl 1)	84%	81%
No catheter	77%	74%
Phosphate <= 5.5mg/dl	63%	61%
Hospitalization days per patient (12 months ending June 30)	9.8	9.9

Demographics
North America (U.S.)
Average age (in years)	62	62
Average time on dialysis (in years)	3.7	3.7
Average body weight (in kg)	81	81
Prevalence of diabetes	56%	55%

1) International standard BCR CRM470

Fresenius Medical Care
Quarterly Performance Scorecard
Three months ended June 30,	2011	2010

Clinical Performance
Europe, Middle East and Africa
Single Pool Kt/v > 1.2	96%	95%
Hemoglobin = 10-12g/dl	56%	55%
Hemoglobin = 10-13g/dl	78%	77%
Calcium = 8.4-10.2mg/dl	77%	76%
Albumin >= 3.5 g/dl 1)	89%	87%
No catheter	81%	81%
Phosphate <= 5.5mg/dl	76%	76%
Hospitalization days per patient (12 months ending June 30)	9.6	9.1

Demographics
Europe, Middle East and Africa
Average age (in years)	64	64
Average time on dialysis (in years)	4.9	4.8
Average body weight (in kg)	71	70
Prevalence of diabetes	28%	28%

1) International standard BCR CRM470

Fresenius Medical Care AG & Co. KGaA, August 2, 2011	19 of 19